                                  SCHEDULE 13G

                                 (Rule 13d-102)



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                                Radio One, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, Par Value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75040P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 11, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ]  Rule 13d-1(b)
       [ ]  Rule 13d-1(c)
       [X]  Rule 13d-1(d)

  CUSIP NO. 75040P108                                         Page 2 of 9 Pages
           ----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


   Catherine L. Hughes
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

   United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          852,536
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             852,536

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,121,048
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Class A Common Stock: 1,000; Class B Common Stock: 851,536 (shares are held by the Catherine L. Hughes Revocable Trust, dated March 2, 1999, of which Catherine L. Hughes is the trustee and sole beneficiary) and Class C Common Stock: 3,121,048 (shares are held by Hughes-Liggins Family Partners, L.P., the limited partners of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, and the general partner of which is Hughes-Liggins & Company, L.L.C., the members of which are the Catherine
      L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Class A Common Stock: less than 1%*; Class B Common Stock: 29.6% and Class C Common Stock: 97.8%
      *The Class B Stock Common Stock and Class C Common Stock are convertible on a share-for-share basis into Class A Common Stock. If the Reporting Person's Shares of Class B Common Stock and Class C Common Stock were converted into Class A Common Stock, the Reporting Person would hold 19.5%
      of the Class A Common Stock.....................

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

  CUSIP NO. 75040P108                                         Page 3 of 9 Pages
           ----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              Alfred C. Liggins, III


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,048,344
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,048,344

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,121,048
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Class A Common Stock: 38,036; Class B Common Stock: 2,010,308 (shares are held by the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, of which Alfred C. Liggins, III is the trustee and sole beneficiary) and Class C Common Stock: 3,121,048 (shares are held by Hughes-Liggins Family Partners, L.P., the limited partners of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, and the general partner of which is Hughes-Liggins & Company, L.L.C., the members of which are the Catherine
      L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Class A Common Stock: 0.2%*; Class B Common Stock: 70.0% and Class C Common Stock: 97.8%
      *If the Reporting Person's Shares of Class B Common Stock and Class C Common Stock were converted into Class A Common Stock, the Reporting Person would hold 23.1% of the Class A Common Stock.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

  CUSIP NO. 75040P108                                         Page 4 of 9 Pages
           ----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              Hughes-Liggins Family Partners, L.P.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,121,048

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,121,048

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,121,048 shares of Class C Common Stock.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      97.8% If the Reporting Person's shares of Class Common Stock were converted into Class A Common Stock, the Reporting Person would hold 15.3% of the Class A Common Stock.








------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------

  CUSIP NO. 75040P108                                         Page 5 of 9 Pages
           ----------

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a) Name of Issuer:
       Radio One, Inc.
       ---------------

Item 1(b) Address of Issuer's Principal Executive Offices:
       5900 Princess Garden Parkway, 8/th/ Floor, Lanham, MD 20706
       -----------------------------------------------------------

Item 2(a) Name of Person Filing: This statement is filed on behalf of each of the persons named in paragraphs (i) - (iii) below (together, the "Reporting Persons") pursuant to their written agreement to the filing of this statement.

       (i) Catherine L. Hughes; (ii) Alfred C. Liggins, III and (iii) Hughes-
       ---------------------------------------------------------------------
       Liggins Family Partners, L.P.
       -----------------------------

Item 2(b) Address of Principal Business Office or, if None, Residence:

       (i) c/o Radio One, Inc. , 100 St. Paul Street, Baltimore, MD 21202; (ii)
       ------------------------------------------------------------------------
       c/o Radio One, Inc., 5900 Princess Garden Parkway, 8/th/ Floor, Lanham,
       -----------------------------------------------------------------------
       MD 20706 and (iii) c/o Radio One, Inc., 5900 Princess Garden Parkway,
       ---------------------------------------------------------------------
       8/th/ Floor, Lanham, MD 20706
       ------------------------------

Item 2(c) Citizenship:
       (i) and (ii) United States; (iii) N/A
       -------------------------------------

Item 2(d)    Title of Class of Securities:
Class A Common Stock, $.001
------------------------------------------

Item 2(e)    CUSIP Number:
             75040P108
             ---------

Item 3.   If this statement is filed pursuant to Rule 13d01(b) or 13d-2(b) or
          (c), check whether the person filing is a:

          (a) [ ] broker or dealer registered under Section 15 of the Exchange Act;

          (b) [ ] bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] investment company registered under Section 8 of the Investment Company Act;

          (e) [ ] an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] group, in accordance with Rule 13d-1(b)(1)(ii)(J);


       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

  CUSIP NO. 75040P108                                         Page 6 of 9 Pages
           ----------

Item 4.   Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (i)  Catherine L. Hughes

          (a) Amount beneficially owned: Class A Common Stock: 1,000; Class B Common Stock: 851,536 (shares are held by the Catherine L. Hughes Revocable Trust, dated March 2, 1999, of which Catherine L. Hughes is the trustee and sole beneficiary) and Class C Common Stock:
              3,121,048 (shares are held by Hughes-Liggins Family Partners, L.P., the limited partners of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, and the general partner of which is Hughes-Liggins & Company, L.L.C., the members of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable Trust, dated March 2,
              1999).

          (b) Percent of class: Class A Common Stock: 0.006%*; Class B Common
              Stock: 29.6%; and Class C Common Stock: 97.8%. *If the Reporting Person's shares of Class B Common Stock and Class C Common Stock are converted into Class A Common Stock, the Reporting Person would hold 19.5% of the Class A Common Stock.

          (c) Number of shares as to which the person has:

              (i)    sole power to vote or to direct the vote          0  ;
                                                                 -------

             (ii)    shared power to vote or to direct the vote  852,536  ;
                                                                 -------

            (iii)    sole power to dispose or to direct the
                     disposition of                              852,536  ; or
                                                                 -------

             (iv)    shared power to dispose or to direct the
                     disposition of                            3,121,048.
                                                               ---------

       (ii) Alfred C. Liggins, III

          (a) Amount beneficially owned: Class A Common Stock: 38,036; Class B Common Stock: 2,010,308 (shares are held by the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, of which Alfred C. Liggins, III is the trustee and sole beneficiary) and Class C Common Stock: 3,121,048 (shares are held by Hughes-Liggins Family Partners, L.P., the limited partners of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999, and the general partner of which is Hughes-Liggins & Company, L.L.C., the members of which are the Catherine L. Hughes Revocable Trust, dated March 2, 1999, and the Alfred C. Liggins, III Revocable Trust, dated March 2, 1999).

          (b) Percent of class: Class A Common Stock: 0.2%*; Class B Common
              Stock: 70.0% and Class C Common Stock: 97.8%. *If the Reporting Person's shares of Class B Common Stock and Class C Common Stock are converted into Class A Common Stock, the Reporting Person would hold 23.1% of the Class A Common Stock.

          (c) Number of shares as to which the person has:

              (i) sole power to vote or to direct the vote            0  ;
                                                             ----------

             (ii) shared power to vote or to direct the vote  2,048,344  ;
                                                             ----------

            (iii) sole power to dispose or to direct the
                  disposition of                              2,048,344  ; or
                                                             ----------
             (iv) shared power to dispose or to direct the
                  disposition of                              3,121,048.
                                                              ---------

(iii)    Hughes-Liggins Family Partners, L.P.

          (a) Amount beneficially owned: Class C Common Stock 3,121,048.
                                         ------------------------------

          (b) Percent of class: Class C Common Stock: 97.8%.  If the Reporting
                                ---------------------------
Person's shares of Class C Common Stock were converted into Class A Common Stock, the Reporting Person would hold 15.3% of the Class A Common Stock.

  CUSIP NO. 75040P108                                         Page 7 of 9 Pages
           ----------

          (c) Number of shares as to which the person has:

                 (i) sole power to vote or to direct the vote     3,121,048;
                                                                 ----------

                (ii) shared power to vote or to direct the vote           0  ;
                                                                 ----------

               (iii) sole power to dispose or to direct the
                     disposition of                               3,121,048; or
                                                                -----------

                (iv) shared power to dispose or to direct the
                     disposition of                                       0  .
                                                                 ----------

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act or 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Members of the Group.

  If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

  CUSIP NO. 75040P108                                         Page 8 of 9 Pages
           ----------

Item 9.   Notice of Dissolution of Group.

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

                      Materials  to be filed as Exhibits.

  Exhibit 1 - Joint Filing Agreement dated February 14, 2000, by and between Catherine L. Hughes, Alfred C. Liggins and Hughes-Liggins Family Partners, L.P.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 14, 2000
                               -----------------
                                     (Date)


                            /s/ Catherine L. Hughes
                            -----------------------
                              Catherine L. Hughes


                             /s/ Alfred C. Liggins
                             ---------------------
                               Alfred C. Liggins

                        HUGHES-LIGGINS FAMILY PARTNERS, L.P.

                        By:  Hughes-Liggins & Company, L.L.C.
                        Its:   General Partner

                        By:  Catherine L. Hughes Revocable Trust, dated
                              March 2, 1999
                        Its:   Member

                        By:    /s/ Catherine L Hughes
                               ----------------------
                          Name:  Catherine L. Hughes
                          Title:  Trustee

                          By: Alfred C. Liggins, III Revocable Trust, dated March 2, 1999
                          Its:   Member

                          By:     /s/ Alfred C. Liggins
                                  ---------------------
                                  Name:  Alfred C. Liggins, III
                                  Title:  Trustee

  CUSIP NO. 75040P108                                         Page 9 of 9 Pages
           ----------

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

  This will confirm the agreement by and among all of the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Class A, Class B and Class C common stock, par value $.001 per share, of Radio One, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.


Dated: February 14, 2000


                            /s/ Catherine L. Hughes
                            -----------------------
                              Catherine L. Hughes


                             /s/ Alfred C. Liggins
                             ---------------------
                               Alfred C. Liggins

                        HUGHES-LIGGINS FAMILY PARTNERS, L.P.

                        By:  Hughes-Liggins & Company, L.L.C.
                        Its:   General Partner

                        By:  Catherine L. Hughes Revocable Trust, dated
                              March 2, 1999
                        Its:   Member

                        By:    /s/ Catherine L Hughes
                               ----------------------
                               Name:  Catherine L. Hughes
                               Title:  Trustee

                        By:  Alfred C. Liggins, III Revocable Trust, dated
                              March 2, 1999
                        Its:   Member

                        By:     /s/ Alfred C. Liggins
                                ---------------------
                                Name:  Alfred C. Liggins, III
                                Title:  Trustee